May 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Brink’s Company
Registration Statement on Form S-4
File No. 333-295409
Request for Effectiveness

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-295409) filed by The Brink’s Company (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2026, as amended on May 22, 2026 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 9:00 a.m., Eastern Time, on May 27, 2026, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Adam Cromie at adam.cromie@sidley.com or (212) 839-5615 or Kayla West at kwest@sidley.com or (212) 839-8506 with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Cromie or Mrs. West when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

THE BRINK’S COMPANY

By:	/s/ Kristen Cook
Name:	Kristen Cook
Title:	Executive Vice President, Chief Legal Officer

cc:
Keith M. Townsend, Esq., King & Spalding LLP
Rahul Patel, Esq., King & Spalding LLP
Robert J. Leclerc, Esq., King & Spalding LLP
Trevor G. Pinkerton, Esq., King & Spalding LLP